UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No.3 to SCHEDULE TO TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
SOCKET MOBILE, INC.
(Name of Subject Company (Issuer) and Filing Person (as Offeror)) Common Stock, Par Value $0.001 Per Share (Title of Class of Securities) 83368E200 (CUSIP Number of Class of Securities)
_________________________ David W. Dunlap Chief Financial Officer SOCKET MOBILE, INC. 39700 Eureka Drive Newark, CA 94560 (510) 933-3000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
With copies to: Herbert P. Fockler Erika M. Muhl Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300
____________________________________ CALCULATION OF FILING FEE
Transaction Valuation*: $4,875,000	Amount of Filing Fee**: $606.94

*      This amount is based on the purchase of 1,250,000 shares of common stock of Socket Mobile, Inc. at a price of $3.90 per share.

**    The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $124.50 for each $1,000,000 of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$661.41	Filing Party:	Socket Mobile, Inc.
Form or Registration No.:	Schedule TO-I	Date filed:	February 2, 2018

 [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

[_] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[_] going-private transaction subject to Rule 13e-3.

[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

[_] Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

[_] Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed on February 2, 2018, as amended on February 15, 2018 and March 12, 2018 (the “Schedule TO”) by Socket Mobile, Inc., a Delaware corporation (“Socket Mobile” or the “Company”). The Schedule TO, as amended by this Amendment No. 3, relates to the offer by the Company to purchase up to 1,250,000 shares of its common stock, par value $0.001 per share (the “Shares”), at a price not greater than $4.25 nor less than $3.75 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 2, 2018 (the “Offer to Purchase”), previously filed as Exhibit (a)(1)(i), and in the related Letter of Transmittal (the “Letter of Transmittal”), previously filed as Exhibit (a)(1)(ii).

This Amendment No. 3 is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. Only those items amended are reported in this Amendment No. 3. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged, and this Amendment No. 3 does not modify any of the information previously reported in the Schedule TO.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following paragraph at the end thereof:

The Tender Offer expired at 5:00 p.m., New York City time, on March 9, 2018. Socket Mobile accepted for purchase an aggregate of 1,250,000 Shares at a purchase price of $3.90 per Share, for an aggregate cost of approximately $4.9 million, excluding fees and expenses relating to the Offer. These Shares represent approximately 17.6% of the total number of Shares issued and outstanding as of March 13, 2018.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following paragraph at the end thereof:

On March 14, 2018, the Company issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., New York City time, on March 9, 2018. A copy of such press release is filed as Exhibit (a)(5)(ii) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(ii) Press release announcing the final results of the Offer, dated March 14, 2018

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2018

SOCKET MOBILE, INC.

By: /s/ David W. Dunlap

Name: David W. Dunlap

Title:	Chief Financial Officer